Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at March 30, 2006 unless otherwise indicated, and it should be read in conjunction with the audited consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at December 31, 2005 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Differences from generally accepted accounting principles in the United States (“U.S. GAAP”) and Canadian GAAP are described in Note 23, to the consolidated financial statements. All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration. The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon mining operations, 50 miles north of Elko, Nevada. The Jerritt Canyon mine complex consists of four underground mines, which together with ore stockpiles feed ore to an ore processing plant. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position, together with a geological database compiled over the past 27 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

OVERVIEW

Redevelopment Plan

During the third quarter 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs. The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs. The plan was a substantial change in mine and processing practices at Jerritt Canyon to focus on accelerated underground development, higher grade production and reduced mill processing rate to align mill throughput with an optimal mining rate. The average grade of ore being processed was increased to approximately 0.25 ounce of gold per ton (opt), representing an approximate 20% increase from the first half of 2005. The mill processing rate was scaled back from operating two roasters together to one roaster at a time for an average between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005. In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours for lower energy rates. The processing rate can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from third-party sources.

Cost reductions anticipated to be realized progressively under the redevelopment plan included lower energy and commodities consumption, lower costs of labor, maintenance and other savings from improved operating efficiencies. However, much of the anticipated operating cost savings were absorbed by unexpected increases in energy and certain commodity prices during the fourth quarter of 2005.

The redevelopment plan was a substantial change from historical mining and processing practices. Comparison to operating results from previous years should be viewed in that context.

Fourth quarter operating results were essentially on track with the redevelopment plan. Ore tons mined were 223,060, exceeding the redevelopment plan by 8% while tons milled were 211,587, slightly exceeding the redevelopment plan. Ore grade processed was 0.25 opt while ounces of gold produced were 45,555 for the quarter, both essentially in line with the redevelopment plan. Moisture in the ore from wet winter weather resulted in the settling of high-grade ore fines into the ore pad, which is expected to be recovered in the spring and summer of 2006 when the ore pads can be scraped and the ore processed. As a result of such seasonal factors, Jerritt Canyon had accumulated over 8,000 ounces of contained gold in ore stockpile at the end of 2005. The ore stockpile at year-end is expected to be processed in the second and third quarters of 2006. At the end of the third quarter 2005, there was no ore stockpile.

Capitalized mine development of 2,412 feet was slightly ahead of the redevelopment plan during the fourth quarter. For the full year, capitalized mine development totaled 9,412 feet, slightly exceeding the redevelopment plan. A mining contractor remains at Jerritt Canyon, dedicated to underground development.

Cash operating costs were $413 per ounce of gold for 2005 fourth quarter, higher than the prior guidance, attributable to rising costs faced by the North American gold mining industry in general and Jerritt Canyon, specifically including fuel, electricity, commodity and labor costs during the quarter. Cash operating costs for 2005 were $386 per ounce of gold, consistent with guidance under the redevelopment plan.

Gold Prices

Market prices for gold have moved steadily upward during 2005 achieving a high of $537 per ounce in December 2005. The Company has realized an average sales price of $445 per ounce for the twelve months ended December 31, 2005 reflecting the average closing prices for the same period.

2006 Private Placement, Ore Processing and Property Lease Agreements

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited (“Newmont”) whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.0 million through an equity private placement. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised. After closing, Newmont will own approximately 4.9% of Queenstake’s outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings. The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Proceeds will be used to fund exploration and for other corporate uses.

An affiliate of Newmont has also agreed to convey three of its Nevada exploration properties to Queenstake on a lease-option basis. The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont has agreed to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility. The contract calls for Queenstake to purchase at least 500,000 tons per year over two years. Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity. The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year, which is expected to reduce the Company’s unit operating costs.

SELECTED ANNUAL INFORMATION

The following Table 1 summarizes selected financial data for the Company for each of the three most recent fiscal years. The information herein is prepared in accordance with Canadian generally accepted accounting principles:

Table 1 – Selected Annual Financial Data

(In millions of U.S. Dollars)	2005	2004	2003
Gold sales	$90.2	$100.4	$55.6
Net earnings (loss) from continuing operations	(20.5)	(18.0)	2.6
Net loss	(19.7)	(22.1)	(8.1)
Basic and diluted loss per share	(0.04)	(0.06)	(0.04)
Total assets	93.3	87.9	97.9
Long-term liabilties	28.5	26.9	32.3
Cash dividends declared	—	—	—

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

RESULTS OF OPERATIONS

Gold Production

Gold production for the year ended December 31, 2005 was 204,091 ounces, compared with 243,333 ounces in 2004. Gold production for 2005 decreased 16% compared to 2004, but was within guidance under the redevelopment plan. Fourth quarter 2005 production was lower than the same period of 2004 as anticipated under the redevelopment plan, principally due to a decrease in ore tons mined and processed compared to the fourth quarter 2004. The redevelopment plan was a substantial change from historical mining and processing practices.

Quarterly production and financial information provided as at December 31, 2005 is not indicative of future annual production or financial results. Key quarterly production statistics are illustrated in Table 2.

Table 2 – Jerritt Canyon Quarterly Production Statistics

	Three months ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Gold ounces produced	45,555	49,613	54,156	54,767	60,384	73,070	61,247	48,632
Gold ounces sold	46,828	54,446	50,560	50,850	64,723	71,210	63,983	45,735

Average sales price per ounce	$485	$442	$428	$427	$432	$402	$395	$406
Cash operating costs per ounce(1)	$413	$401	$372	$365	$336	$303	$337	$388

Ore tons mined	223,060	220,779	234,625	280,635	320,505	296,474	284,737	242,498
Tons processed	211,587	267,116	316,800	311,434	331,619	358,600	323,782	291,832
Grade processed (opt)	0.25	0.21	0.21	0.21	0.21	0.22	0.21	0.21
Process recovery	86.8%	86.5%	87.3%	85.8%	85.0%	91.1%	91.0%	79.7%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 7.

Gold production during the three-month period ended March 31, 2005 was 54,767 ounces or a 13% increase over the same period in 2004.  Production was negatively affected by unusually wet and heavy snowfall throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.

Gold production during the three-month period ended June 30, 2005 was 54,156 ounces, 12% less than the same period in the previous year and, approximately 10% below expectations.  Mine development shortfalls through the end of the second quarter were the result of deferring development to conserve cash in the early part of 2005 and the subsequent difficulty in accelerating development work due to labor shortages.  Mined tonnage was further impacted by ground instability in one small stope at SSX and water problems at Smith during the second quarter.

Gold production for the three-month period ended September 30, 2005 was 49,613 ounces, 32% less than the same period in the previous year.  Gold production for the quarter was 4% greater than redevelopment plan targets principally due to higher grade ores from Mahala and the SSX-Steer Mine Complex.  Jerritt Canyon allocated more internal resources to mine development and engaged a mining contractor in mid-August 2005 to accelerate mine development in order to maintain production capacity.  The addition of two new underground haul trucks and a rock bolting machine augmented mine development.

Gold production for the three-month period ended December 31, 2005 was 45,555 ounces, a decrease of approximately 24% as compared to gold production for the same period in 2004.  Gold production for the period was, however, in line with redevelopment plan targets.  Mill tonnage processed was slightly less than plan with heavier than normal winter snows and moisture accumulation in ore.  Mined tons exceeded redevelopment plan targets resulting in a significant stockpiling of ore adjacent to the mill.  Commercial production start-up of the Steer Mine commenced with the connection of Steer and SSX mines in October 2005.

Key production statistics for the full-years 2005 and 2004 are illustrated in Table 3.

Table 3 – Jerritt Canyon Annual Production Statistics

For the years ended December 31

	2005	2004
Gold ounces produced	204,091	243,333
Gold ounces sold	202,684	245,651

Average sales price per ounce	$445	$398
Cash operating costs per ounce(1)	$386	$336

Ore tons mined	959,099	1,144,214
Tons processed	1,106,937	1,305,833
Grade processed (opt)	0.22	0.21
Process recovery	86.6%	86.7%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 7.

Mining during 2005 was derived primarily from the Murray, Smith, and SSX underground mines. Commercial production from the Mahala deposit accessed and mined through the Smith Mine began in August 2005, following commissioning of the ventilation and escape-way raise. Ore tons mined for Jerritt Canyon during 2005 were 16% lower than in 2004. Underground mining was affected by a shortage of experienced miners and mechanics, continued dewatering activities at the Smith Mine, necessitated by heavy spring runoff and rainfall in June 2005, and planned lower ore tonnage under the redevelopment plan. Ore tons mined during the fourth quarter of 2005 were 30% lower than 2004 and 8% higher under the redevelopment plan.

In 2005, the grade of ore processed was 0.22 opt, essentially the same as 2004. Implementation of the redevelopment plan significantly reduced the amount of low grade stockpiles used to fill the mill and resulted in higher average ore grade processed in the fourth quarter 2005 of 0.25 opt compared with 0.21 opt in the year ago quarter.

As a result of higher operating costs from commodity price increases and a production shortfall in the first half of 2005, cash operating costs per ounce for the year ended December 31, 2005 were 15% higher than the prior year. Cash operating costs per ounce for the fourth quarter 2005 were approximately 23% higher than the year ago quarter and approximately 9% higher than guidance under the redevelopment plan. Higher than expected energy and commodity price increases largely offset the expected cost reductions and savings anticipated from the redevelopment plan. A reconciliation of operating costs to cash operating costs per ounce is provided in Table 7.

Statements of Loss

The Company reported a net loss of $19.7 million ($0.04 per share) and $22.1 million ($0.06 per share), for the years ended December 31, 2005 and 2004, respectively. The principal components of the loss for the year ended December 31, 2005 are: loss from operations of $20.5 million, a non-cash write down of $0.9 million in value of outstanding gold put options marked to the market price and $0.4 million from interest expense, which were offset by other income, net of expense of $1.0 million and foreign exchange gains of $0.2 million. Principal components of the loss for the year ended December 31, 2004 are: loss from operations of $18.0 million, $4.9 million from interest expense, and $0.1 million from foreign exchange losses which were offset by other income, net of expense of $0.9 million.

Income (Loss) from operations is illustrated in Table 4.

Table 4 – Income (Loss) from operations

(In millions of U.S. Dollars)	2005	2004	2003
Gold sales	$90.2	$100.4	$55.6
Costs and expenses
Cost of Sales	80.3	85.3	40.7
Depreciation, depletion and amortization	17.2	19.6	9.2
Non-hedge derivatives	2.6	2.5	0.7
Accretion of reclamation and mine closure liabilities	1.2	0.4	0.1
Exploration	3.9	6.6	—
General and administrative	4.9	3.4	1.9
Stock-based compensation	0.6	0.6	0.4
	110.7	118.4	53.0
Income (Loss) from operations	$(20.5)	$(18.0)	$2.6

During the year ended December 31, 2005, revenues of $90.2 million were generated from the sale of 202,684 ounces of gold at an average realized gold price of $445 per ounce. Revenues for the same period in 2004 were $100.4 million generated from the sale of 245,651 ounces at an average realized gold price of $398 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon Mine. A reconciliation of operating costs to cash operating costs per ounce is provided in Table 7.

Costs of sales for the year ended December 31, 2005 and 2004 were $80.3 million and $85.3 million, respectively. Throughout 2005, labor, electricity and commodity costs continued to increase as compared to 2004. Costs of sales were lower in 2005 reflecting a scale back in mining and processing under the redevelopment plan implemented in mid-August 2005.

DD&A was $17.2 million for the year ended December 31, 2005 compared with $19.6 million for 2004 as a result of lower production partially offset by the higher unit-of-production depletion rate in 2005 reflecting additions to capital development.

Non-hedge derivative financial instruments, or gold put option contracts, are purchased to protect against the risk of falling gold prices. The Company does not use gold forward sales contracts to fix future gold prices realized. During the year ended December 31, 2005, costs associated with the purchased gold put option contracts were $2.6 million, which included $0.9 million in a write-down of non-hedge derivatives to fair market value. In comparison the costs associated with the purchased gold put option contracts were $2.5 million during the same period ending in 2004.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs. Accretion expense for the years ended December 31, 2005 and 2004 were $1.2 million and $0.4 million, respectively. The increase in accretion expense from the prior year can be primarily attributed to an increase in the estimate of reclamation and mine closure costs. During the year, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

Exploration expense for the years ended December 31, 2005 and 2004 were $3.9 million and $6.6 million, respectively, all associated with the Jerritt Canyon District. Exploration expense decreased from the prior year as the result of a delayed start for the 2005 exploration program as the Company conserved cash in the early part of the year.

General and administrative costs are associated with the Company’s corporate offices. During the year ending December 31, 2005, general and administrative costs were approximately $1.5 million higher than the same period in the prior year. The significant increase from the prior year is primarily due to a one-time corporate restructuring cost of $1.0 million paid during the first quarter of 2005 and, $0.5 million in increased use of consultants in specialized operations and corporate advisory engagements related to implementation of the redevelopment plan. The ongoing general and administrative costs are essentially unchanged from the previous years’ levels.

The principal remaining components of the Company’s net loss are illustrated in Table 5.

Table 5 – Other Net Loss Components

(In millions of U.S. Dollars)	2005	2004	2003
Other income, net of other expense	$(1.0)	$(0.9)	$(0.2)
Interest expense	0.4	4.9	4.9
Foreign exchange (gain) loss	(0.2)	0.1	(0.2)
Provision for impairment of Magistral Joint Venture	—	—	6.2
	$(0.8)	$4.1	$10.7

Other income, net of other expense of $1.0 million is primarily the result of interest earned during 2005 on surplus cash balances. Other income, net of other expense of $0.9 million during the same period in 2004 includes a one-time gain of $0.6 million from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico and $0.3 million in interest income.

Interest expense reflects capital lease financing costs during the year ended December 31, 2005. Interest costs of $4.9 million for 2004 resulted principally from a non-cash component of $4.4 million from the amortization of costs incurred in arranging the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as interest on other notes and capital leases.

Foreign exchange gains of $0.2 million for the year ended December 31, 2005 as compared to a loss of $0.1 million in 2004, reflect the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves.

The trend in quarterly revenues and net loss is illustrated in Table 6.

Table 6 - Summary of Quarterly Results

Three months ended (Unaudited)

(In millions of U.S. Dollars, except per share data)	Dec-31-05	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03
Total revenues	$22.7	$24.1	$21.7	$21.7	$27.9	$28.6	$25.3	$18.6	$28.6	$26.9
Net loss	(2.6)	(4.3)	(5.7)	(7.1)	(4.6)	(5.4)	(5.6)	(6.6)	1.3	(6.0)
Net loss per share - basic	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	0.00	(0.02)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 2.

Gold prices have trended upward during the past five years, achieving a high for the year of $537 per ounce in December 2005. The increase from the former high of $455 per ounce in December of 2004 can be attributed to a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market. The Company realized an average sales price in 2005 of $445 per ounce consistent with the average spot price for 2005, and an average realized gold price during 2004 of $398. The Company sells its gold production at the spot price and has no forward sales commitments.

Net loss variations recognized from quarter to quarter during 2005 can primarily be attributed to increased general and administrative costs, including approximately $1.0 million in restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan, a $0.9 million non-cash write down in the value of outstanding gold puts, which were classified as non-derivative financial instruments, and other non-operating expense items.

The non-hedge derivative financial instruments, or gold put options, with a strike price of $330, which were purchased in 2003 as a condition of the term loan related to the Jerritt Canyon acquisition, expired at June 30, 2005. In 2005, the Company purchased 147,000 gold put options with strike prices ranging from $400 to $425 that expire monthly through the first quarter of 2007. Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month. During the fourth quarter of 2005, the Company wrote down $0.9 million in value of outstanding gold put options marked to the market price. The cost of gold put options totaled $2.6 million and $2.5 million during the years ended December 31, 2005 and December 31, 2004, respectively. The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Mine development shortfalls in most of 2005 were the result of deferring development in the first quarter to conserve cash and the difficulty in accelerating development due to labor shortages, ground instability at the SSX mine and water problems at Smith mine during the second quarter. Jerritt Canyon has allocated more internal resources to mine development and engaged a mining contractor since mid-August 2005 to accelerate mine development in order to maintain production capacity in 2006. The addition of two new underground haul trucks and a rock bolting machine augmented mine development and has facilitated mine development. Capitalized mine development improved in the second half of 2005 and totaled 9,412 feet for the year, slightly exceeding the redevelopment plan target and compares with 14,302 feet completed in 2004. The Mahala deposit began commercial production as an extension of the Smith Mine in August 2005 and the connection of the Steer and SSX mines was completed in October 2005.

In 2005, exploration continued on near-mine and surface targets, with the objective of replacing and targeting near-term mineable reserves and advancing the Starvation Canyon project. Surface drilling programs completed 130 holes totaling 102,816 feet in 2005. Underground drilling was completed during 2005 at the SSX-Steer Mine Complex, the Mahala, West Dash, West Coulee and B-Pit deposits at the Smith Mine and at Murray Mine and comprised 2,797 holes totaling 348,148 feet of underground drilling. Positive exploration results defined the first gold reserves at Starvation Canyon and successfully replaced proven and probable reserves, net of depletion from production, at year-end 2005.

Reserves and Resources

Proven and probable reserves totaled 877,900 ounces of gold contained in 3.7 million tons at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons at an average grade of 0.24 opt. The Company also estimated inferred resources of 2.7 million tons at 0.23 opt for 605,600 ounces. The Company’s proven and probable reserves, and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.

At the Starvation Canyon project, the Company, defined 121,100 ounces contained in 400,500 tons at an average grade of 0.30 opt into probable reserves. In addition, measured and indicated resources at Starvation Canyon increased 22% from year-end 2004 to 190,700 ounces (contained in 676,400 tons), while the grade improved 4% to 0.28 opt. The improvement of continuity, grade and size of the resource in 2005 enhances the overall confidence in resources and mineralization is open in several directions.

The new reserves at Starvation Canyon and reserve additions at the Murray and Smith mines offset reserve depletion from production. Mineralization remains open at SSX and Steer mines with new targets in the greater SSX area to be drilled in 2006. The improvement in the Smith Mine reserves was attributable to the expansion of the high-grade Mahala and West Dash deposits. Mahala, which began commercial production in August 2005, had 223,600 tons at 0.33 opt for approximately 73,300 contained ounces in reserves. West Dash added 37,800 contained ounces to reserves and increased its measured and indicated resources, including reserves, to 70,300 ounces in 2005. A drift being developed from the main decline for the Smith Mine is anticipated to reach West Dash for initial production by mid 2006.

Measured and indicated resources at December 31, 2005 were lower than in 2004 largely due to a tightening of the geologic models used in the redevelopment initiative. The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves. In fact, the proven reserve component of total proven and probable reserves improved from 24% to 36% in 2005. Expenditures for district exploration and surface drilling were $3.9 million in 2005, compared to $6.6 million in 2004. There was also $2.6 million of capitalized resource conversion drilling for near-mine exploration in 2005, which is reflected in the $13.5 million deferred development expenditures for the Company.

Risks and Uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and other various commodities used in mining activities. The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company’s exploration work involves many risks and may be unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development. It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars. However, equity financing completed by the Company is primarily in Canadian dollars. Consequently, the Company is at risk to foreign exchange movements between these two currencies subject to the extent of cash reserves held in Canadian dollars.

Reconciliation of Non-GAAP Measures

Table 7 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to Costs of sales as reported in the Consolidated Statements of Loss.

Table 7 – Cash Operating Costs per Ounce

(In millions of U.S. Dollars)	2005	2004	2003
Cost of sales per Consolidated Statements of Loss	$80.3	$85.3	$40.7
Less: Royalty expense and production taxes included above	(2.6)	(2.6)	(0.8)
Effects of inventory and other adjustments	0.8	(0.1)	(0.1)
Cash operating costs associated with ounces sold	$78.5	$82.6	$39.8

Ounces produced	204,091	245,651	146,823

Cash operating costs per ounce	$386	$336	$270

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had positive working capital of $4.8 million compared to a working capital deficiency of $9.4 million at December 31, 2004. The Company’s working capital at December 31, 2005, together with expected cash flow from operations, is expected to be sufficient to satisfy currently planned mining operations, capital expenditures, property obligations and general and administrative activities.

During the year ended December 31, 2005, the Company’s current assets increased $5.4 million to $18.7 million from $13.3 million as at December 31, 2004. The cash component of the increase resulted primarily from completion of equity financings completed on March 23 and June 22, 2005 providing cash proceeds, net of financing costs, of $28.7 million, described in more detail below, and issuance of common shares through the exercise of share purchase warrants and stock options for proceeds of $1.7 million. The increases from equity issuances of $30.4 million have been offset by aggregate cash used in operations and for capital additions of $26.7 million and $2.5 million for the payments due on capital leases. Cash was also used to pay down accounts payable balances by $8.8 million to bring certain accounts in line with normal payment terms.

For the year ended December 31, 2005, net cash provided by operating activities, before changes in non-cash working capital, was $3.7 million, compared with net cash provided of $7.2 million in 2004. Less cash was provided from operations due to an 18% decrease in gold ounces sold, partially offset by higher average realized price per ounce during 2005. Also, while gold production decreased in 2005, average costs of mining and processing increased on a per ton basis in 2005 as compared to 2004 as described previously.

The Company invested $19.7 million in the Jerritt Canyon Mine during 2005, principally in underground mine development and in purchasing and refurbishing plant and equipment. The Company anticipates investing additional capital in mine development, new mining equipment and reserve expansion programs referred to under Development and exploration above. The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash provided by financing activities during 2005 was $32.9 million compared to net cash used of $3.1 million during 2004. During 2004, the Company received cash from an equity private placement and the exercise of warrants described above, offset by the full repayment of the term loan and other obligations related to the acquisition of Jerritt Canyon.

On October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants in an equity offering for gross proceeds of $13.0 million. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering million and issued 1,712,700 Compensation Options to the underwriters. Each Compensation Option entitled the holder to purchase one unit of the Company at an exercise price of Cdn $0.50, at any time before October 8, 2005; each unit purchased consisted of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant entitled the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006. The common share purchase warrant and the Compensation Options expired unexercised on February 10, 2006 and October 8, 2005, respectively.

On March 23, 2005 the Company issued 100,000,000 common shares pursuant to an equity financing for gross proceeds of $24.8 million. The equity financing consisted of 100,000,000 units, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50,000,000 warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months. The common share purchase warrants are subject to mandatory exercise with thirty days notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold. The Company paid the underwriters a cash commission of 5% of the gross proceeds.

On June 22, 2005 the Company issued 25,987,200 common shares pursuant to an equity financing for $5.9 million through a syndicate of underwriters (“Underwriters”). The offering was priced at Cdn $0.28 per share. The Underwriters received a 4% commission on the gross proceeds of the offering.

The Company’s material contractual obligations at December 31, 2005 are illustrated in Table 8.

Table 8 – Material Contractual Obligations

	Payments due by period
(In millions of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.5	$1.4	$2.1	$—	$—
Operating leases	0.6	0.2	0.4	—	—
Non-hedge derivative financial instruments	1.1	1.0	0.1	—	—
Total Material Contractual Obligations	$5.2	$2.6	$2.6	$—	$—

2005 FOURTH QUARTER OVERVIEW

Gold production for the three month period ended December 31, 2005 was 45,555 ounces, 25% lower than the 60,384 ounces produced in the fourth quarter 2004. The lower gold production, which was principally due to decrease in ore tons mined and processed, was in line with guidance in the redevelopment plan.

Cash operating costs per ounce during the fourth quarter of 2005 were 23% higher than the prior year period and 9% higher than expected under the redevelopment plan. The increased cash operating cost per ounce was the result of higher energy and commodity costs experienced during the fourth quarter 2005. Of the increase in the fourth quarter 2005, approximately $25 per ounce was due directly to increased prices in electricity, propane, diesel and cement.

The Company had a net loss of $2.6 million ($0.01 per share) for the three month period ended December 31, 2005. The principal components of the loss during the three month period ended December 31, 2005 are: loss from operations of $3.0 million, which was offset by other income, net of expense of $0.4 million.

During the three months ended December 31, 2005, revenues of $22.7 million were generated from the sale of 46,828 ounces at an average gold price realized of $485 per ounce. Revenues generated during the same three month period in 2004 were $27.9 million generated from the sale of 64,723 ounces at an average gold price of $432 per ounce.

OUTLOOK

First Quarter of 2006

During the first quarter of 2006, the Jerritt Canyon mill unexpectedly had two failures of a pinion gear, requiring temporary shutdowns of the mill. In the first event, the pinion gear breakdown was due to a lubrication failure, requiring a mill shutdown for repair and gear replacement. Following the repair, the mill resumed normal processing. In the second event, the replacement pinion gear broke one tooth; this was caused by rapidly accelerated wear on a new pinion gear against the older worn bull gear. After evaluation by mill gear experts, a spare pinion was installed and the mill has resumed operations with close monitoring to avoid further issues. During the planned eight- to 10-day annual mill maintenance shutdown scheduled for April, the bull gear will be turned over to more closely match the new pinion gear to ensure continuous operation.

During the 2006 first quarter, the mines continued to produce ore in line with the redevelopment plan, with mined ore being accumulated in an ore stockpile adjacent to the mill. The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year. Jerritt Canyon estimates it will accumulate at least 16,000 ounces contained in the ore stockpile at the mill at the end of the 2006 first quarter. The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Gold production for the first quarter of 2006 will be approximately one-third lower than the 2005 fourth quarter due to the delays in processing. Costs of the gear replacements and accelerated annual mill maintenance will impact results for the 2006 first quarter, with cash operating costs for the 2006 first quarter expected to be considerably higher than the 2005 fourth quarter.

Full Year 2006

For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance. Cash operating costs per ounce for 2006 are estimated to be within five percent, above or below the 2005 fourth quarter cash operating costs of $413 per ounce. The operating cost per ounce estimate excludes the benefit estimated at an approximately $15-$20 reduction in cash operating costs per ounce by reducing fixed costs per ounce as a result of the contract to purchase ore and concentrates from Newmont’s Nevada operations. This is expected to begin in the second quarter of 2006, subject to certain closing conditions. (See separate news release of March 30, 2006.)

Capital expenditures in 2006 are expected to be approximately $17 million, 14% lower than 2005. General and administrative costs are estimated at $3.5 million-$4 million in 2006. District exploration and surface drilling expenditures are estimated at a minimum of $6 million during 2006. Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price assumption of $500 to $525 per ounce.

It is expected that total drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007. Capitalized mine development is expected to be 7,000-7,500 feet in 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations. The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value. The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves. These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves. Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves. The Company engaged SRK Consulting (U.S.), Inc., an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which will be filed shortly on SEDAR. If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets. The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards. As at December 31, 2005, management has adjusted the estimated reclamation and mine closure liability to an estimated present fair value of $26.4 million, net of ongoing reclamation activities during the year of $0.6 million. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Reclamation and closure obligations are currently funded by the Company by means of the restricted cash account established with AIG.

The current asset retirement obligation estimate has been and will continue to be funded by the Company by means of the restricted cash account established with AIG. The cash plus interest earned in this Commutation Account will be used to fund Jerritt Canyon’s reclamation and mine closure obligations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold. The Company purchases non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices. The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire. If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option. If the market gold price is higher that the strike price of the put option, the option expires without exercise. These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses. The Company does not use gold forward sales contracts to fix future gold prices realized.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 9.

Table 9 – Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common share purchase warrants	Common share purchase options
Balance, December 31, 2005	550,021	67,227	13,170
Canceled shares	(247)	—	—
Warrants expired	—	(17,127)	—
Options exercised	40	—	(40)
Balance, March 30, 2006	549,814	50,100	13,130

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2005, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that the Company files.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s technical report on reserves and resources, Canadian National Instrument 43-101, will be filed on SEDAR in the second quarter.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates related to financial performance, including cash flow and capital expenditures,  (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment and scope of exploration programs and (vii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from Queenstake’s expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.